UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 10, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 10 December 2019

Transactions carried out as part of a share buyback program and outside of a liquidity contract

Orange announces that it has purchased treasury shares within the framework of its 2019 share buyback program.

These shares have been acquired to honour obligations related to the Orange Vision 2020 free shares award plan and the long term incentive plan for key managers (free allocation of performance shares). The 9.1 million shares Orange Vision 2020 plan and the long term incentive plan, which are conditional on presence and performance, have been respectively proposed to all Group employees and key managers with the aim of sharing the benefits of the "Essentials2020" strategic plan across the Group.

Name of the issuer: Orange (LEI: 969500MCOONR8990S771)

References of the share buyback program: A description of the program authorised by the Shareholders General Meeting held on 21 May 2019 (15th resolution) can be found in Orange s 2018 registration document

Securities identifying code: Ordinary shares (ISIN: 0000133308), listed on Euronext Paris / Compartment A (MIC: XPAR)

Start date of the program: The 15th resolution of the shareholders general meeting held on 21 May 2019 was activated at the Board of Directors meeting on 21 May 2019

Cash purchases of shares from 5th to 6th December 2019:

Trading date	Type of transaction	Number of shares	Daily weighted average purchase price ( )	Amount ( )
05 December 2019	Purchase	1,236,096	13.6396	16,859,855.00
06 December 2019	Purchase	763,904	13.5916	10,382,677.61
Total	Purchase	2,000,000	13.6213	27,242,532.61

None of these shares were purchased as part of a share liquidity contract. Detailed information on these transactions may be found on the Orange website (https://www.orange.com/en/Investors/Regulated-information).

About Orange

Orange is one of the world s leading telecommunications operators with sales of 41 billion euros in 2018 and 148,000 employees worldwide at 30 September 2019, including 88,000 employees in France. The Group has a total customer base of

268 million customers worldwide at 30 September 2019, including 209 million mobile customers and 20 million fixed broadband customers. The Group is present in 27 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan Essentials2020 which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 (0)1 44 44 93 93

Tom Wright; tom.wright@orange.com

ORANGE

Date: December 10, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations